INVEST IN **UKEY**

Spend less, unlock more. The new way to purchase digital assets and services.


Spend Less, Unlock More
The new way to purchase digital assets and services.
UStream
Chapters 1-3: Advanced Course on Open Banking and Micropayments
13.7K views • 2 days ago
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ukey.co Austin TX

Payments Banking Fintech

LEAD INVESTOR

Santosh Kaloji

The lack of an effective micropayment solution impedes the financial viability and sustainability of creators, publishers, and various small businesses in the online and offline spheres. UKey seems to have a promising path forward (reducing friction and costs) in solving this major unmet need in the payments ecosystem. Here's one example of the promise of UKey: the success of this micropayments solution has the potential to make a free and independent press (at all levels - from the local to the global) viable leading to the strengthening of the foundations of democracy itself, and that's just a start! Having known and seen Uday in action all my life, I know he has the focus, diligence, and perseverance to see things through - He never quits when the going gets tough. Instead, he'll double down!

Invested $20,000 this round

Highlights

1. AI driven, scalable micropayments SaaS platform
2. We move incredibly fast. Built the team, product, and started acquiring customers in 3 months
3. Team previously built hyper-scale B2B/B2C products in e-comm, payments, ads, cybersecurity and AI

Our Team



Uday Chandra CEO and co-founder

2x founder. Product leader at Oracle and other fortune 100 companies who built multiple ML powered, hyper-scale B2B/B2C products



2x founder. Product leader at Oracle and other fortune 100 companies who built multiple ML powered, hyper-scale B2B/B2C products



Sumesh Poduval CTO and co-founder

Ex-Oracle, Ex-BMC. Engineering leader with decades of experience in building large scale e-comm, payments, and cybersecurity products

Pitch

UKey™

The open micropayments infrastructure



UStream
Chapters 1-3: Advanced Course on Open Banking and Micropayments
13.7K views • 2 days ago
Buy video for 8 cents
Pay with UKey™
$0.08

Pitch

Cashless, low priced payments are missing

Subscribers
Get Everything

Missing Middle
Micropayments
5 cents to under $1

Non Subscribers
Get Nothing

Binary Choice

Customers and businesses live in a binary world of bundled offerings or nothing at all



Subscription Fatigue

More than half of subscribers want to unsubscribe



Ungainly Customer Journey

Ad-blockers cause access friction while merchants lose revenue

Pitch

Current solutions are not suitable for micropayments

Traditional Payments Landscape



ISSUERS
BANK OF AMERICA
CHASE
WELLS FARGO
ACQUIRERS
BANK OF AMERICA
adyen
citi
fiserv.
VISA
DISCOVER
GATEWAYS
stripe
Klarna.
Square
ISOs
Merchant One
North American Bancard
The Transaction Group

Prohibitively expensive fees
$0.30 per transaction plus 3% of transaction value

⃠ Impossible to do micropayments

Crypto Payments Landscape



CRYPTO EXCHANGES
coinbase
FTX US
GEMINI
Robinhood
BLOCKCHAIN
TREZOR
coinbase
METAMASK
crypto.com
CRYPTO WALLETS

Cryptocurrencies experience high volatility
Variable exchange fees and gas fees

⃠ Volatility, usability, and familiarity issues

Pitch

UKey is building the future of open micropayments

OUR VISION

Provide a world-wide open micropayments infrastructure

OUR MISSION

Empower merchants to monetize low-priced assets and services
Enable consumers to spend less and unlock more

Pitch

Our value proposition



Dynamic Pricing Engine
Widget & App
Micropayments

Patent pending tech enables super low transaction fees which **unlocks micropayments** at scale


operating system
Smart
Metering
Engine
Plugins
& SDKs

AI/ML powered, multi-locale pricing engine helps merchants maximize their revenue

UKey for merchants, creators, and consumers


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Buy day passes
Buy album
$0.10
Buy half day pass
$0.50
Pay with UKey™
Public parking
Rent laundromat

Pay for anything, anytime, anywhere without being compelled into long-term subscriptions

Contactless and cashless micropayments—secure and hassle free renting of low priced services

Beautifully crafted, pixel perfect app and dashboard. An all-in-one digital wallet to pay and donate

Market: Opportunity

Total Addressable Market (TAM)
Global retail commerce estimated at $25 trillion, with 6% CAGR

Serviceable Available Market (SAM)
Global retail digital ecommerce estimated at $5 trillion, with 10% CAGR

Serviceable Obtainable Market (SOM)
Global creator and services economy, estimated at $450 billion with 9.5% CAGR

Market Share
With just 1% market share, **a $4.5 billion opportunity**


TAM
$25 TRILLION
SAM
$5 TRILLION
SOM
$450 BILLION
MARKET
SHARE
$4.5 BILLION

Sources: Insider Intelligence, CB insights, McKinsey, Forbes, Influencer Marketing Hub, and Statista.

Market: Competition

Unlike our partial competitors, UKey is a holistic solution with patented technology that enables micropayments at a global scale!

	UKey	P2P apps (Venmo, CashApp)	Incumbents (PayPal, Stripe)	Crypto based (PingnPay, Superfluid)
Micropayments with smart pricing engine (patented)	✓			
Transaction Fees	2 cents	10 cents + 1.9%	30 cents + 2-3%	Flat to crypto exchange fess + variable Tx fees
No need to pre-pay or top up wallet	✓			
Widgets & Plugins	✓		✓	
Platform agnostic	✓		✓	

UKey business model

A growth focused multi-step model with a 10 year expansion plan

1. Acquire early merchants & consumers
2. Grow customer base and scale to 1 billion transactions per year
3. Expand product into other payment modalities—augment credit cards

How we make money

Flat Rate

Revenue Share

SaaS Features
✓ Core OS
✓ Pricing Engine
✓ Metering Engine
✓ Insights
✓ Widget & Dashboard
✓ SDK & Dev Tools

2 cents per transaction

Ideal for creator platforms

2 cents per transaction

Pitch

Our financials


Revenue projections*
$50M
$25M
PRE-SEED
$10M
$5M
$2M
$1K
$20K
$200K
2022
(Base Year)
2023
2024
2025
2026
2027
2028
2029

*Forward looking projections do not guarantee future performance.

Pitch

How will UKey reach merchants and consumers

DIRECT SALES

Reach content creators, publishers, and merchants through direct sales

PARTNERSHIPS

Partner with creator, ecommerce, and CMS platforms

ADVERTISEMENTS

Super-charged SEO and PPC strategy via digital ads

REFERRALS

Recommendations and word of mouth from successful customers

BRAND & PR

Features on news and podcasts. Participate in expos & conferences

Pitch

Pre-seed funding via SAFE


Funding Fees
Go-to-Market
7.5%
27.5%
47.0%
18.0%
Research & Development
Operations

Valuation Cap 8 M

Raising 800K

Pitch